UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Tyme Technologies, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

90238J103

(CUSIP Number)

July 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90238J103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Michael Demurjian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,730,511
	6	SHARED VOTING POWER 26,730,511
	7	SOLE DISPOSITIVE POWER 26,730,511
	8	SHARED DISPOSITIVE POWER 26,730,511

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,730,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

30.10% (based on 89,321,067 common shares outstanding as of July 24, 2017, plus 222,222 common shares subject to presently exercisable options. Includes 490,000 shares of common stock for which this holder possesses sole voting power, but which are subject to a currently exercisable (non-Company) option through which a third-party may acquire certain shares)

12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 90238J103	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

Tyme Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

44 Wall Street – 12th Floor

New York, NY 10005

Item 2.

(a)	Name of Person Filing.

Michael Demurjian

(b)	Address of Principal Business Office or, if none, Residence.

44 Wall Street – 12th Floor

New York, NY 10005

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

90238J103

Item 3.	If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. 90238J103	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

26,730,511

(b)	Percent of Class.

30.10% (based on 89,321,067 common shares outstanding as of July 24, 2017, plus 222,222 common shares subject to presently exercisable options. Includes 490,000 shares of common stock for which this holder possesses sole voting power, but which are subject to a currently exercisable (non-Company) option through which a third-party may acquire certain shares)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 26,730,511

(ii)	shared power to vote or to direct the vote: 26,730,511

(iii)	sole power to dispose or to direct the disposition of: 26,730,511

(iv)	shared power to dispose or to direct the disposition of: 26,730,511

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. 90238J103	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2017

By:	/s/ Michael Demurjian
Michael Demurjian